Exhibit 99.1

CAPITALIZATION AND INDEBTEDNESS

The following table sets out the consolidated capitalization and indebtedness of ArcelorMittal as of March 31, 2021. You should read this table together with the Group’s consolidated financial statements and other financial data appearing in its annual report on Form 20-F for the year ended December 31, 2020 and its earnings release for the first quarter of 2021.

(amounts in U.S. $ millions)	As of March 31, 2021 Actual
Short-term debt and current portion of long-term debt	2,813
Secured and Unguaranteed	351
Guaranteed and Unsecured	49
Secured and Guaranteed	—
Unsecured/Unguaranteed	2,413
Long-term debt, net of current portion	8,552
Secured and Unguaranteed	665
Guaranteed and Unsecured	91
Secured and Guaranteed	—
Unsecured/Unguaranteed	7,796
Non-controlling interests	1,982
Equity attributable to the equity holders of the parent	40,000
Common shares	393
Treasury shares	(1,185)
Additional paid-in capital	35,253
Mandatorily convertible subordinated notes	840
Retained earnings	24,476
Reserves(a)	(19,777)
Total equity	41,982
Total capitalization (Total equity plus Short-term debt plus Long-term debt)	53,347

(a) Includes foreign currency translation adjustments of -$17,839 million, unrealized gains on derivative financial instruments relating to CFH (Cash Flow Hedge) of $693 million, unrealized gains on investments in equity instruments at FVOCI (Fair Value through Other Comprehensive Income) of $878 million, and recognized actuarial losses of -$3,509 million.

Except as disclosed herein, there have been no material changes in the consolidated capitalization and indebtedness and contingent liabilities of ArcelorMittal since March 31, 2021.

During the period April 1, 2021 to May 10, 2021, ArcelorMittal has repurchased 3.1 million shares for total consideration of $94.1 million, in accordance with its announced share buyback program.

As of March 31, 2021, ArcelorMittal had guaranteed approximately $140 million of debt of its operating subsidiaries and $4.4 billion of debt of its associates and joint ventures.

As of March 31, 2021, ArcelorMittal had approximately $1,016 million of consolidated secured indebtedness outstanding.

As of March 31, 2021, ArcelorMittal had $5.5 billion of indebtedness available to be drawn under a revolving credit facility, all of which would be unsecured. ArcelorMittal South Africa had a ZAR 4.5 billion borrowing base facility, under which ZAR 2.45 billion ($164 million) had been drawn, all of which is or would be secured.

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